============================================================
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                   ----------------------------
                            FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                 --------------------------------
                 THE CHASE MANHATTAN CORPORATION
                 --------------------------------
     (Exact name of registrant as specified in its charter)

     Delaware                      13-2633613
     ---------                     ------------
(State of incorporation           (IRS Employer
 or organization)                  Identification No.)

1 Chase Manhattan Plaza,
  New York, New York                   10081
  ----------------------               ------
(Address of principal                  (Zip Code)
 executive offices)
If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A(c)(1) please check the following box. x

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box.

              Securities to be registered pursuant
                  to Section 12(b) of the Act:

Title of each class                Name of each exchange
to be so registered                on which each class is
-------------------                to be registered
                                   -----------------------
6.25% Subordinated Notes           New York Stock Exchange,
Due 2006                           Inc.

                   --------------------------

Securities to be registered pursuant to Section 12(g) of the
Act:
                              NONE
============================================================

Item 1.  Description of Registrant's Securities to be
         Registered.
-----------------------------------------------------

     The information required by this item is contained on the cover page and under the captions "Description of Debt
Securities" and "The Subordinated Securities" in a Prospectus dated November 23, 1994 relating generally to the Debt
Securities and certain other securities of the Registrant and on the cover page and under the caption "Description of Notes" in the Prospectus Supplement dated January 16, 1996 supplementing such Prospectus and relating specifically to the Registrant's 6.25% Subordinated Notes Due 2006 (the securities being registered hereunder). Such Prospectus and accompanying Prospectus Supplement have been filed by the registrant with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and such information is incorporated herein by reference.

Item 2.  Exhibits.
------------------

     The following exhibits are incorporated by reference as a part of this registration statement:

Exhibit
Number
--------
1.1   --  Form of global 6.25% Subordinated Note Due 2006.
          Incorporated by reference to Exhibit 4.50 to the registrant's Current Report on Form 8-K dated
          January 16, 1996 (the "6.25% Form 8-K").

1.2   --  Form of definitive 6.25% Subordinated Note Due 2006.
          Incorporated by reference to Exhibit 4.51 to the 6.25% Form 8-K.

2.1   --  Amended and Restated Indenture dated as of
          September 1, 1993, between the registrant and Chemical
          Bank, as Trustee.  Incorporated by reference to Exhibit
          4(cc) to the registrant's Current Report on Form 8-K dated August 19, 1993.

                           SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                             THE CHASE MANHATTAN CORPORATION


                             By /s/ David H. Knutson
                                ----------------------
                                 David H. Knutson
                                 Associate Secretary


Date:  February 15, 1996






















64923

                             - 3 -